UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of  the

Securities Exchange Act of 1934

December 23, 2008

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

As previously reported, in July 2008 NXP B.V. (“NXP”) merged its wireless system chip business into ST-NXP Wireless.  NXP retains a 20% interest in ST-NXP Wireless.  NXP now provides supplemental financial information to its investors reflecting the deconsolidation of the wireless system chip business as though it had occurred on January 1, 2007, in order to assist our investors’ review of NXP’s current capital structure.

We have also attached as an exhibit actual historical information of NXP on a quarterly basis in condensed form for each of these periods covered by the pro forma financial information.  Please note that this actual historical information does not constitute the full financial statements of NXP and should be read with and as supplemental to NXP’s financial statements previously supplied by NXP.

Exhibits

1.	Financial Information Excluding Wireless Operations

2.	Selected Historical Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  23rd day of December 2008.

NXP B.V.

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer, Member of the Board of Management)

Exhibit 1

FINANCIAL INFORMATION EXCLUDING WIRELESS OPERATIONS

We announced on July 28, 2008 that NXP had finalized the formation of our joint venture with STMicroelectronics (“STM”), bringing the key wireless operations of both companies into ST-NXP Wireless.  STM owns an 80% equity stake in the joint venture and we own the remaining 20%.  As a result of this transaction, we have ceased to consolidate the wireless operations disposed of into the joint venture (“NXP Wireless Operations”), and have accounted for our 20% investment in such joint venture using the equity method of accounting.  STM has a call option over the remaining 20% of the joint venture.

Set out below are unaudited statements of operations for the year ended December 31, 2007 and for the nine months ended September 30, 2008 that present our operations as if the deconsolidation of the wireless business had taken place as of January 1, 2007.

Unaudited Condensed Consolidated Statement of Operations

For the year ended December 31, 2007

(All amounts stated in US $ millions)

	Historical (a)	NXP Wireless Operations (b)		Excluding NXP Wireless Operations
Total Sales	6,321	(1,457)		4,864
Cost of Sales	(4,276)	899		(3,377)
Gross margin	2,045	(558)		1,487
Selling expenses	(425)	79		(346)
General and administrative expenses	(1,189)	220		(969)
Research and development expenses	(1,343)	376		(967)
Other business income (expense)	134	(1)		133
Income (loss) from operations (EBIT)	(778)	116		(662)
Financial income and expenses	(181)	—		(181)
Income (loss) before taxes	(959)	116		(843)
Income tax (expense) benefit	396	(30	)(c)	366
Income (loss) after taxes	(563)	86		(477)
Results relating to unconsolidated companies	(40)	(23)		(63)
Minority interests	(47)	—		(47)
Net Income (Loss)	(650)	63		(587)

Unaudited Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2008

(All amounts stated in US $ millions)

	Historical (a)	NXP Wireless Operations (b)		Excluding NXP Wireless Operations
Total Sales	4,417	(792)		3,625
Cost of Sales	(3,385)	512		(2,873)
Gross margin	1,032	(280)		752
Selling expenses	(328)	67		(261)
General and administrative expenses	(1,711)	181		(1,530)
Research and development expenses	(1,033)	315		(718)
Other business income (expense)	(348)	(16)		(364)
Income (loss) from operations (EBIT)	(2,388)	267		(2,121)
Financial income and expenses	(439)	—		(439)
Income (loss) before taxes	(2,827)	267		(2,560)
Income tax (expense) benefit	(78)	(68	)(c)	(146)
Income (loss) after taxes	(2,905)	199		(2,706)
Results relating to unconsolidated companies	(20)	(53)		(73)
Minority interests	(30)	—		(30)
Net Income (Loss)	(2,955)	146		(2,809)

(a)          Represents our consolidated historical results. In 2008 we began reporting our financial results in US dollars and as a result we have restated our historical results for the year ended December 31, 2007 to US dollars for comparison purposes.

(b)          This represents the deconsolidation of historical results of the NXP Wireless Operations based on internal reporting and is adjusted to reflect NXP’s remaining 20% equity interest in STM.   This may not be consistent with the results that would be reflected on a pro forma financial statement prepared in accordance with Article 11 of Regulation S-X.

(c)          This represents income taxes based on underlying statutory rates, and may not be indicative of our actual tax rate associated with the wireless business.

Exhibit 2

CONSOLIDATING INCOME STATEMENT

PERIOD: July - September 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	946	387	1,333	41	—	1,374
Intercompany sales	—	261	115	376	72	(448)	—
Total sales	—	1,207	502	1,709	113	(448)	1,374
Cost of sales	(94)	(1,178)	(452)	(1,724)	(92)	411	(1,405)
Gross margin	(94)	29	50	(15)	21	(37)	(31)

Selling expenses	—	(90)	(34)	(124)	—	14	(110)
General and administrative expenses	(858)	(222)	(12)	(1,092)	—	3	(1,089)
Research and development expenses	3	(251)	(92)	(340)	—	19	(321)
Write-off of acquired in-process R&D	(8)	—	—	(8)	—	—	(8)
Other business income (expense)	(1,441)	736	329	(376)	(3)	1	(378)
Income (loss) from operations (EBIT)	(2,398)	202	241	(1,955)	18	—	(1,937)

Financial income and expenses	(271)	(60)	6	(325)	1	—	(324)
Income (loss) subsidiaries	57	—	—	57	—	(57)	—
Income (loss) before taxes	(2,612)	142	247	(2,223)	19	(57)	(2,261)
Income tax (expense) benefit	74	(278)	(66)	(270)	—	—	(270)
Income (loss) after taxes	(2,538)	(136)	181	(2,493)	19	(57)	(2,531)
Results relating to unconsolidated companies	(9)	—	—	(9)	—	—	(9)
Minority interests	—	—	—	—	(7)	—	(7)
Net Income (Loss)	(2,547)	(136)	181	(2,502)	12	(57)	(2,547)

CONSOLIDATING INCOME STATEMENT

PERIOD: April-June 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	Guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	1,059	434	1,493	31	—	1,524
Intercompany sales	—	355	105	460	84	(544)	—
Total sales	—	1,414	539	1,953	115	(544)	1,524
Cost of sales	(24)	(937)	(467)	(1,428)	(85)	496	(1,017)
Gross margin	(24)	477	72	525	30	(48)	507

Selling expenses	—	(92)	(44)	(136)	—	25	(111)
General and administrative expenses	(167)	(143)	(20)	(330)	—	3	(327)
Research and development expenses	—	(231)	(135)	(366)	—	21	(345)
Write-off of acquired in-process R&D	(1)	—	—	(1)	—	—	(1)
Other business income (expense)	(64)	(103)	164	(3)	(3)	(1)	(7)
Income (loss) from operations (EBIT)	(256)	(92)	37	(311)	27	—	(284)

Financial income and expenses	(102)	(68)	(5)	(175)	1	—	(174)
Income (loss) subsidiaries	(13)	—	—	(13)	—	13	—
Income (loss) before taxes	(371)	(160)	32	(499)	28	13	(458)
Income tax (expense) benefit	48	97	1	146	—	—	146
Income (loss) after taxes	(323)	(63)	33	(353)	28	13	(312)
Results relating to unconsolidated companies	(7)	—	—	(7)	—	—	(7)
Minority interests	—	—	—	—	(11)	—	(11)
Net Income (Loss)	(330)	(63)	33	(360)	17	13	(330)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - March 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	1,103	375	1,478	41	—	1,519
Intercompany sales	—	339	101	440	90	(530)	—
Total sales	—	1,442	476	1,918	131	(530)	1,519
Cost of sales	(19)	(925)	(416)	(1,360)	(99)	496	(963)
Gross margin	(19)	517	60	558	32	(34)	556

Selling expenses	—	(81)	(35)	(116)	—	9	(107)
General and administrative expenses	(159)	(117)	(22)	(298)	—	3	(295)
Research and development expenses	—	(231)	(137)	(368)	—	22	(346)
Write-off of acquired in-process R&D	(12)	—	—	(12)	—	—	(12)
Other business income (expense)	9	(131)	162	40	(3)	—	37
Income (loss) from operations (EBIT)	(181)	(43)	28	(196)	29	—	(167)

Financial income and expenses	120	(59)	(4)	57	2	—	59
Income (loss) subsidiaries	(60)	—	—	(60)	—	60	—
Income (loss) before taxes	(121)	(102)	24	(199)	31	60	(108)
Income tax (expense) benefit	47	5	(6)	46	—	—	46
Income (loss) after taxes	(74)	(97)	18	(153)	31	60	(62)
Results relating to unconsolidated companies	(4)	—	—	(4)	—	—	(4)
Minority interests	—	—	—	—	(12)	—	(12)
Net Income (Loss)	(78)	(97)	18	(157)	19	60	(78)

CONSOLIDATING INCOME STATEMENT

PERIOD: October-December 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	1,219	413	1,632	46	—	1,678
Intercompany sales	—	352	127	479	91	(570)	—
Total sales	—	1,571	540	2,111	137	(570)	1,678
Cost of sales	(33)	(951)	(502)	(1,486)	(95)	539	(1,042)
Gross margin	(33)	620	38	625	42	(31)	636

Selling expenses	—	(80)	(28)	(108)	—	1	(107)
General and administrative expenses	(153)	(138)	(22)	(313)	—	(1)	(314)
Research and development expenses	—	(233)	(159)	(392)	—	30	(362)
Write-off of acquired in-process R&D	—	—	—	—	—	—	—
Other business income (expense)	(3)	(134)	141	4	(3)	1	2
Income (loss) from operations (EBIT)	(189)	35	(30)	(184)	39	—	(145)

Financial income and expenses	40	(72)	(8)	(40)	2	—	(38)
Income (loss) subsidiaries	11	—	—	11	—	(11)	—
Income (loss) before taxes	(138)	(37)	(38)	(213)	41	(11)	(183)
Income tax (expense) benefit	240	(28)	89	301	—	—	301
Income (loss) after taxes	102	(65)	51	88	41	(11)	118
Results relating to unconsolidated companies	(33)	—	—	(33)	—	—	(33)
Minority interests	—	—	—	—	(16)	—	(16)
Net Income (Loss)	69	(65)	51	55	25	(11)	69

CONSOLIDATING INCOME STATEMENT

PERIOD: July-September 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	1,237	371	1,608	36	—	1,644
Intercompany sales	—	300	143	443	97	(540)	—
Total sales	—	1,537	514	2,051	133	(540)	1,644
Cost of sales	(38)	(964)	(472)	(1,474)	(93)	531	(1,036)
Gross margin	(38)	573	42	577	40	(9)	608

Selling expenses	—	(65)	(31)	(96)	—	2	(94)
General and administrative expenses	(164)	(122)	(20)	(306)	—	1	(305)
Research and development expenses	—	(208)	(130)	(338)	—	7	(331)
Write-off of acquired in-process R&D	—	—	—	—	—	—	—
Other business income (expense)	13	(84)	194	123	(3)	(1)	119
Income (loss) from operations (EBIT)	(189)	94	55	(40)	37	—	(3)

Financial income and expenses	97	(41)	(7)	49	3	—	52
Income (loss) subsidiaries	74	—	—	74	—	(74)	—
Income (loss) before taxes	(18)	53	48	83	40	(74)	49
Income tax (expense) benefit	12	(41)	(11)	(40)	—	—	(40)
Income (loss) after taxes	(6)	12	37	43	40	(74)	9
Results relating to unconsolidated companies	(6)	—	—	(6)	—	—	(6)
Minority interests	—	—	—	—	(15)	—	(15)
Net Income (Loss)	(12)	12	37	37	25	(74)	(12)

CONSOLIDATING INCOME STATEMENT

PERIOD: April-June 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	1,119	376	1,495	43	—	1,538
Intercompany sales	—	357	116	473	77	(550)	—
Total sales	—	1,476	492	1,968	120	(550)	1,538
Cost of sales	(39)	(1,075)	(500)	(1,614)	(92)	522	(1,184)
Gross margin	(39)	401	(8)	354	28	(28)	354

Selling expenses	—	(83)	(29)	(112)	—	1	(111)
General and administrative expenses	(164)	(106)	(24)	(294)	—	1	(293)
Research and development expenses	—	(207)	(133)	(340)	—	26	(314)
Write-off of acquired in-process R&D	19	—	—	19	—	—	19
Other business income (expense)	(50)	(107)	166	9	(3)	—	6
Income (loss) from operations (EBIT)	(234)	(102)	(28)	(364)	25	—	(339)

Financial income and expenses	(48)	(52)	(4)	(104)	1	—	(103)
Income (loss) subsidiaries	(93)	—	—	(93)	—	93	—
Income (loss) before taxes	(375)	(154)	(32)	(561)	26	93	(442)
Income tax (expense) benefit	17	82	(5)	94	—	—	94
Income (loss) after taxes	(358)	(72)	(37)	(467)	26	93	(348)
Results relating to unconsolidated companies	(1)	—	—	(1)	—	—	(1)
Minority interests	—	—	—	—	(10)	—	(10)
Net Income (Loss)	(359)	(72)	(37)	(468)	16	93	(359)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - March 2007

(All amounts stated in US $ millions)

			Non-		Non-
			Guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	1,068	353	1,421	40	—	1,461
Intercompany sales	—	326	91	417	66	(483)	—
Total sales	—	1,394	444	1,838	106	(483)	1,461
Cost of sales	(33)	(918)	(435)	(1,386)	(96)	468	(1,014)
Gross margin	(33)	476	9	452	10	(15)	447

Selling expenses	—	(87)	(27)	(114)	—	1	(113)
General and administrative expenses	(157)	(101)	(19)	(277)	—	—	(277)
Research and development expenses	—	(204)	(131)	(335)	—	14	(321)
Write-off of acquired in-process R&D	(34)	—	—	(34)	—	—	(34)
Other business income (expense)	(20)	(132)	158	6	1	—	7
Income (loss) from operations (EBIT)	(244)	(48)	(10)	(302)	11	—	(291)

Financial income and expenses	(31)	(55)	(7)	(93)	1	—	(92)
Income (loss) subsidiaries	(77)	—	—	(77)	—	77	—
Income (loss) before taxes	(352)	(103)	(17)	(472)	12	77	(383)
Income tax (expense) benefit	4	42	(4)	42	(1)	—	41
Income (loss) after taxes	(348)	(61)	(21)	(430)	11	77	(342)
Results relating to unconsolidated companies	—	—	—	—	—	—	—
Minority interests	—	—	—	—	(6)	—	(6)
Net Income (loss)	(348)	(61)	(21)	(430)	5	77	(348)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - September 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	3,108	1,196	4,304	113	—	4,417
Intercompany sales	—	955	322	1,277	245	(1,522)	—
Total sales	—	4,063	1,518	5,581	358	(1,522)	4,417
Cost of sales	(137)	(3,040)	(1,336)	(4,513)	(275)	1,403	(3,385)
Gross margin	(137)	1,023	182	1,068	83	(119)	1,032

Selling expenses	—	(263)	(113)	(376)	—	48	(328)
General and administrative expenses	(1,184)	(482)	(54)	(1,720)	—	9	(1,711)
Research and development expenses	3	(713)	(364)	(1,074)	—	62	(1,012)
Write-off of acquired in-process R&D	(21)	—	—	(21)	—	—	(21)
Other business income (expense)	(1,496)	502	654	(340)	(8)	—	(348)
Income (loss) from operations (EBIT)	(2,835)	67	305	(2,463)	75	—	(2,388)

Financial income and expenses	(253)	(187)	(3)	(443)	4	—	(439)
Income (loss) subsidiaries	(16)	—	—	(16)	—	16	—
Income (loss) before taxes	(3,104)	(120)	302	(2,922)	79	16	(2,827)
Income tax (expense) benefit	169	(176)	(70)	(77)	(1)	—	(78)
Income (loss) after taxes	(2,935)	(296)	232	(2,999)	78	16	(2,905)
Results relating to unconsolidated companies	(20)	—	—	(20)	—	—	(20)
Minority interests	—	—	—	—	(30)	—	(30)
Net Income (loss)	(2,955)	(296)	232	(3,019)	48	16	(2,955)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - June 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	2,162	809	2,971	72	—	3,043
Intercompany sales	—	694	207	901	173	(1,074)	—
Total sales	—	2,856	1,016	3,872	245	(1,074)	3,043
Cost of sales	(43)	(1,862)	(884)	(2,789)	(183)	992	(1,980)
Gross margin	(43)	994	132	1,083	62	(82)	1,063

Selling expenses	—	(173)	(79)	(252)	—	34	(218)
General and administrative expenses	(326)	(260)	(42)	(628)	—	6	(622)
Research and development expenses	—	(462)	(272)	(734)	—	43	(691)
Write-off of acquired in-process R&D	(13)	—	—	(13)	—	—	(13)
Other business income (expense)	(55)	(234)	326	37	(6)	(1)	30
Income (loss) from operations (EBIT)	(437)	(135)	65	(507)	56	—	(451)

Financial income and expenses	18	(127)	(9)	(118)	3	—	(115)
Income (loss) subsidiaries	(73)	—	—	(73)	—	73	—
Income (loss) before taxes	(492)	(262)	56	(698)	59	73	(566)
Income tax (expense) benefit	95	102	(5)	192	—	—	192
Income (loss) after taxes	(397)	(160)	51	(506)	59	73	(374)
Results relating to unconsolidated companies	(11)	—	—	(11)	—	—	(11)
Minority interests	—		—	—	(23)	—	(23)
Net Income (loss)	(408)	(160)	51	(517)	36	73	(408)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - December 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	4,643	1,513	6,156	165	—	6,321
Intercompany sales	—	1,335	477	1,812	331	(2,143)	—
Total sales	—	5,978	1,990	7,968	496	(2,143)	6,321
Cost of sales	(143)	(3,908)	(1,910)	(5,961)	(375)	2,060	(4,276)
Gross margin	(143)	2,070	80	2,007	121	(83)	2,045

Selling expenses	—	(315)	(115)	(430)	—	5	(425)
General and administrative expenses	(638)	(467)	(85)	(1,190)	—	1	(1,189)
Research and development expenses		(852)	(553)	(1,405)	—	77	(1,328)
Write-off of acquired in-process R&D	(15)	—	—	(15)	—	—	(15)
Other business income (expense)	(60)	(457)	660	143	(9)	—	134
Income (loss) from operations (EBIT)	(856)	(21)	(13)	(890)	112	—	(778)

Financial income and expenses	58	(220)	(26)	(188)	7	—	(181)
Income (loss) subsidiaries	(85)	—	—	(85)	—	85	—
Income (loss) before taxes	(883)	(241)	(39)	(1,163)	119	85	(959)
Income tax (expense) benefit	273	55	69	397	(1)	—	396
Income (loss) after taxes	(610)	(186)	30	(766)	118	85	(563)
Results relating to unconsolidated companies	(40)	—	—	(40)	—	—	(40)
Minority interests	—	—	—	—	(47)	—	(47)
Net Income (Loss)	(650)	(186)	30	(806)	71	85	(650)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - September 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	3,424	1,100	4,524	119	—	4,643
Intercompany sales	—	983	350	1,333	240	(1,573)	—
Total sales	—	4,407	1,450	5,857	359	(1,573)	4,643
Cost of sales	(110)	(2,957)	(1,408)	(4,475)	(280)	1,521	(3,234)
Gross margin	(110)	1,450	42	1,382	79	(52)	1,409

Selling expenses	—	(235)	(87)	(322)	—	4	(318)
General and administrative expenses	(485)	(329)	(63)	(877)	—	2	(875)
Research and development expenses	—	(619)	(394)	(1,013)	—	47	(966)
Write-off of acquired in-process R&D	(15)	—	—	(15)	—	—	(15)
Other business income (expense)	(57)	(323)	519	139	(6)	(1)	132
Income (loss) from operations ( EBIT )	(667)	(56)	17	(706)	73	—	(633)

Financial income and expenses	18	(148)	(18)	(148)	5	—	(143)
Income (loss) subsidiaries	(96)	—	—	(96)	—	96	—
Income (loss) before taxes	(745)	(204)	(1)	(950)	78	96	(776)
Income tax (expense) benefit	33	83	(20)	96	(1)	—	95
Income (loss) after taxes	(712)	(121)	(21)	(854)	77	96	(681)
Results relating to unconsolidated companies	(7)	—	—	(7)	—	—	(7)
Minority interests	—	—	—	—	(31)	—	(31)
Net Income (Loss)	(719)	(121)	(21)	(861)	46	96	(719)

CONSOLIDATING INCOME STATEMENT

PERIOD: January - June 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Total	guarantors
	NXP B.V.	Guarantors	(restricted)	restricted	(unrestr.)	Eliminations	Total

Sales	—	2,187	729	2,916	83	—	2,999
Intercompany sales	—	683	207	890	143	(1,033)	—
Total sales	—	2,870	936	3,806	226	(1,033)	2,999
Cost of sales	(72)	(1,993)	(935)	(3,000)	(188)	990	(2,198)
Gross margin	(72)	877	1	806	38	(43)	801

Selling expenses	—	(170)	(56)	(226)	—	2	(224)
General and administrative expenses	(321)	(207)	(43)	(571)	—	1	(570)
Research and development expenses	—	(411)	(264)	(675)	—	40	(635)
Write-off of acquired in-process R&D	(15)	—	—	(15)	—	—	(15)
Other business income (expense)	(70)	(239)	324	15	(2)	—	13
Income (loss) from operations ( EBIT )	(478)	(150)	(38)	(666)	36	—	(630)

Financial income and expenses	(79)	(107)	(11)	(197)	2	—	(195)
Income (loss) subsidiaries	(170)	—	—	(170)	—	170	—
Income (loss) before taxes	(727)	(257)	(49)	(1,033)	38	170	(825)
Income tax (expense) benefit	21	124	(9)	136	(1)	—	135
Income (loss) after taxes	(706)	(133)	(58)	(897)	37	170	(690)
Results relating to unconsolidated companies	(1)	—	—	(1)	—	—	(1)
Minority interests	—	—	—	—	(16)	—	(16)
Net Income (Loss)	(707)	(133)	(58)	(898)	21	170	(707)

CONSOLIDATING BALANCE SHEET

As at September 30, 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	883	394	109	1,386	149	—	1,535
Receivables	23	495	269	787	14	—	801
Intercompany accounts receivable	600	339	115	1,054	54	(1,108)	—
Inventories	—	593	101	694	35	—	729
Assets held for sale	—	—	—	—	—	—	—
Other current assets	90	116	32	238	2	—	240
Total current assets	1,596	1,937	626	4,159	254	(1,108)	3,305
Non-current assets:
Investments in unconsolidated companies	628	—	18	646	—	—	646
Investments in affiliated companies	1,105	—	—	1,105	—	(1,105)	—
Other non-current financial assets	44	16	2	62	—	—	62
Other non-current assets	92	85	7	184	—	—	184
Property, plant and equipment:	246	1,159	261	1,666	302	—	1,968
Intangible assets excl. goodwill	2,591	36	8	2,635	2	—	2,637
Goodwill	2,637	—	—	2,637	—	—	2,637
Total non-current assets	7,343	1,296	296	8,935	304	(1,105)	8,134
Total assets	8,939	3,233	922	13,094	558	(2,213)	11,439
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	665	54	719	20	—	739
Intercompany accounts payable	24	779	300	1,103	5	(1,108)	—
Accrued liabilities	768	394	188	1,350	24	—	1,374
Short-term provisions	—	361	6	367	—	—	367
Other current liabilities	—	26	27	53	(2)	—	51
Short-term debt	—	—	14	14	1	—	15
Intercompany financing	—	2,655	(52)	2,603	12	(2,615)	—
Total current liabilities	792	4,880	537	6,209	60	(3,723)	2,546
Non-current liabilities:
Long-term debt	6,036	4	8	6,048	—	—	6,048
Long-term provisions	382	379	39	800	—	—	800
Other non-current liabilities	3	77	14	94	8	—	102
Total non-current liabilities	6,421	460	61	6,942	8	—	6,950
Minority interests	—	—	27	27	190	—	217
Shareholder’s equity	1,726	(2,107)	297	(84)	300	1,510	1,726
Total liabilities and equity	8,939	3,233	922	13,094	558	(2,213)	11,439

CONSOLIDATING BALANCE SHEET

As at June 30, 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	(2)	283	191	472	188	—	660
Receivables	25	478	341	844	14	—	858
Intercompany accounts receivable	395	339	129	863	50	(913)	—
Inventories	—	864	104	968	41	—	1,009
Assets held for sale	—	—	—	—	—	—	—
Other current assets	97	143	56	296	3	—	299
Total current assets	515	2,107	821	3,443	296	(913)	2,826
Non-current assets:
Investments in unconsolidated companies	55	—	15	70	—	—	70
Investments in affiliated companies	2,922	—	—	2,922	—	(2,922)	—
Other non-current financial assets	38	18	2	58	—	—	58
Other non-current assets	90	376	171	637	—	—	637
Property, plant and equipment:	368	1,506	286	2,160	330	—	2,490
Intangible assets excl. goodwill	3,757	44	11	3,812	2	—	3,814
Goodwill	3,994	—	—	3,994	—	—	3,994
Total non-current assets	11,224	1,944	485	13,653	332	(2,922)	11,063
Total assets	11,739	4,051	1,306	17,096	628	(3,835)	13,889
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	702	128	830	26	—	856
Intercompany accounts payable	12	570	326	908	5	(913)	—
Accrued liabilities	236	310	179	725	26	—	751
Short-term provisions	—	42	8	50	—	—	50
Other current liabilities	10	27	58	95	(2)	—	93
Short-term debt	450		11	461	3	—	464
Intercompany financing	—	4,214	251	4,465	(109)	(4,356)	—
Total current liabilities	708	5,865	961	7,534	(51)	(5,269)	2,214
Non-current liabilities:
Long-term debt	6,202	5	8	6,215	—	—	6,215
Long-term provisions	484	230	31	745	—	—	745
Other non-current liabilities	3	86	16	105	8	—	113
Total non-current liabilities	6,689	321	55	7,065	8	—	7,073
Minority interests	—	—	—	—	260	—	260
Shareholder’s equity	4,342	(2,135)	290	2,497	411	1,434	4,342
Total liabilities and equity	11,739	4,051	1,306	17,096	628	(3,835)	13,889

CONSOLIDATING BALANCE SHEET

As at March 31, 2008

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	(168)	296	82	210	309	—	519
Receivables	27	506	269	802	13	—	815
Intercompany accounts receivable	131	425	176	732	60	(792)	—
Inventories	—	897	106	1,003	36	—	1,039
Assets held for sale	—	—	139	139	—	—	139
Other current assets	115	132	57	304	4	—	308
Total current assets	105	2,256	829	3,190	422	(792)	2,820
Non-current assets:
Investments in unconsolidated companies	62	—	11	73	—	—	73
Investments in affiliated companies	3,141	—	—	3,141	—	(3,141)	—
Other non-current financial assets	59	11	2	72	—	—	72
Other non-current assets	99	287	148	534	—	—	534
Property, plant and equipment:	396	1,511	275	2,182	358	—	2,540
Intangible assets excl. goodwill	3,957	50	12	4,019	2	—	4,021
Goodwill	4,026	—	—	4,026	—	—	4,026
Total non-current assets	11,740	1,859	448	14,047	360	(3,141)	11,266
Total assets	11,845	4,115	1,277	17,237	782	(3,933)	14,086
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	711	129	840	34	—	874
Intercompany accounts payable	36	443	309	788	4	(792)	—
Accrued liabilities	363	381	204	948	25	—	973
Short-term provisions	—	41	6	47	—	—	47
Other current liabilities	3	42	37	82	7	—	89
Short-term debt	—	—	2	2	5	—	7
Intercompany financing	—	4,250	252	4,502	14	(4,516)	—
Total current liabilities	402	5,868	939	7,209	89	(5,308)	1,990
Non-current liabilities:						—
Long-term debt	6,221	6	8	6,235	—	—	6,235
Long-term provisions	538	224	27	789	—	—	789
Other non-current liabilities	3	103	16	122	—	—	122
Total non-current liabilities	6,762	333	51	7,146	—	—	7,146
Minority interests	—	—	—	—	269	—	269
Shareholder’s equity	4,681	(2,086)	287	2,882	424	1,375	4,681
Total liabilities and equity	11,845	4,115	1,277	17,237	782	(3,933)	14,086

CONSOLIDATING BALANCE SHEET

As at December 31, 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	339	366	74	779	262	—	1,041
Receivables	9	475	262	746	18	—	764
Intercompany accounts receivable	46	1,493	154	1,693	50	(1,743)	—
Inventories	—	848	71	919	39	—	958
Assets held for sale	—	—	130	130	—	—	130
Other current assets	85	72	78	235	2	—	237
Total current assets	479	3,254	769	4,502	371	(1,743)	3,130
Non-current assets:
Investments in unconsolidated companies	67	—	9	76	—	—	76
Investments in affiliated companies	2,956	—	—	2,956	—	(2,956)	—
Other non-current financial assets	52	11	1	64	—	—	64
Other non-current assets	112	262	110	484	2	—	486
Property, plant and equipment:	405	1,474	246	2,125	375	—	2,500
Intangible assets excl. goodwill	3,781	53	10	3,844	0	—	3,844
Goodwill	3,716	—	—	3,716		—	3,716
Total non-current assets	11,089	1,800	376	13,265	377	(2,956)	10,686
Total assets	11,568	5,054	1,145	17,767	748	(4,699)	13,816
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	843	125	968	33	—	1,001
Intercompany accounts payable	171	1,295	272	1,738	5	(1,743)	—
Accrued liabilities	257	448	205	910	25	—	935
Short-term provisions	—	37	3	40	—	—	40
Other current liabilities	1	22	51	74	(1)	—	73
Short-term debt	—	—	1	1	5	—	6
Intercompany financing	—	3,948	199	4,147	13	(4,160)	—
Total current liabilities	429	6,593	856	7,878	80	(5,903)	2,055
Non-current liabilities:
Long-term debt	6,059	4	9	6,072	—	—	6,072
Long-term provisions	549	221	28	798	—	—	798
Other non-current liabilities	3	83	14	100	6	—	106
Total non-current liabilities	6,611	308	51	6,970	6	—	6,976
Minority interests	—	—	—	—	257	—	257
Shareholder’s equity	4,528	(1,847)	238	2,919	405	1,204	4,528
Total liabilities and equity	11,568	5,054	1,145	17,767	748	(4,699)	13,816

CONSOLIDATING BALANCE SHEET

As at September 30, 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	363	331	79	773	190	—	963
Receivables	14	582	271	867	20	—	887
Intercompany accounts receivable	130	1,264	146	1,540	49	(1,589)	—
Inventories	—	758	80	838	36	—	874
Assets held for sale	—	—	—	—	—	—	—
Other current assets	58	100	50	208	2	—	210
Total current assets	565	3,035	626	4,226	297	(1,589)	2,934
Non-current assets:
Investments in unconsolidated companies	74	7	6	87	—	—	87
Investments in affiliated companies	3,237	—	—	3,237	—	(3,237)	—
Other non-current financial assets	66	4	2	72	1	—	73
Other non-current assets	112	228	30	370	1	—	371
Property, plant and equipment:	457	1,427	533	2,417	397	—	2,814
Intangible assets excl. goodwill	3,763	55	10	3,828	—	—	3,828
Goodwill	3,155	—	—	3,155	—	—	3,155
Total non-current assets	10,864	1,721	581	13,166	399	(3,237)	10,328
Total assets	11,429	4,756	1,207	17,392	696	(4,826)	13,262
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	737	118	855	24	—	879
Intercompany accounts payable	484	803	298	1,585	4	(1,589)	—
Accrued liabilities	332	473	195	1,000	23	—	1,023
Short-term provisions	—	39	17	56	—	—	56
Other current liabilities	1	13	31	45	(1)	—	44
Short-term debt	—	—	1	1	4	—	5
Intercompany financing	—	4,080	345	4,425	14	(4,439)	—
Total current liabilities	817	6,145	1,005	7,967	68	(6,028)	2,007
Non-current liabilities:
Long-term debt	5,968	4	6	5,978	1	—	5,979
Long-term provisions	313	203	19	535	—	—	535
Other non-current liabilities	—	139	24	163	6	—	169
Total non-current liabilities	6,281	346	49	6,676	7	—	6,683
Minority interests	—	—	—	—	241	—	241
Shareholder’s equity	4,331	(1,735)	153	2,749	380	1,202	4,331
Total liabilities and equity	11,429	4,756	1,207	17,392	696	(4,826)	13,262

CONSOLIDATING BALANCE SHEET

As at June 30, 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	144	286	109	539	152	—	691
Receivables	32	537	259	828	21	—	849
Intercompany accounts receivable	548	956	150	1,654	41	(1,695)	—
Inventories	3	715	72	790	38	—	828
Assets held for sale	—	—	—	—	—	—	—
Other current assets	8	91	73	172	2	—	174
Total current assets	735	2,585	663	3,983	254	(1,695)	2,542
Non-current assets:
Investments in unconsolidated companies	56	7	3	66	—	—	66
Investments in affiliated companies	2,342	—	—	2,342	—	(2,342)	—
Other non-current financial assets	—	4	1	5	3	—	8
Other non-current assets	125	247	3	375	3	—	378
Property, plant and equipment:	461	1,402	547	2,410	416	—	2,826
Intangible assets excl. goodwill	3,818	54	9	3,881	—	—	3,881
Goodwill	3,014	—	—	3,014	—	—	3,014
Total non-current assets	9,816	1,714	563	12,093	422	(2,342)	10,173
Total assets	10,551	4,299	1,226	16,076	676	(4,037)	12,715
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	632	124	756	42	—	798
Intercompany accounts payable	2	1,376	313	1,691	4	(1,695)	—
Accrued liabilities	160	438	192	790	22	—	812
Short-term provisions	—	57	13	70	—	—	70
Other current liabilities	(7)	24	30	47	(1)	—	46
Short-term debt	1	—	3	4	4	—	8
Intercompany financing	—	3,132	325	3,457	16	(3,473)	—
Total current liabilities	156	5,659	1,000	6,815	87	(5,168)	1,734
Non-current liabilities:
Long-term debt	5,862	5	7	5,874	1	—	5,875
Long-term provisions	311	181	20	512	—	—	512
Other non-current liabilities	—	119	21	140	6	—	146
Total non-current liabilities	6,173	305	48	6,526	7	—	6,533
Minority interests	—	—	—	—	226	—	226
Shareholder’s equity	4,222	(1,665)	178	2,735	356	1,131	4,222
Total liabilities and equity	10,551	4,299	1,226	16,076	676	(4,037)	12,715

CONSOLIDATING BALANCE SHEET

As at March 31, 2007

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	361	197	145	703	123	—	826
Receivables	—	524	244	768	19	—	787
Intercompany accounts receivable	170	814	160	1,144	25	(1,169)	—
Inventories	11	736	76	823	31	—	854
Assets held for sale	—	—	—	—	—	—	—
Other current assets	4	85	63	152	4	—	156
Total current assets	546	2,356	688	3,590	202	(1,169)	2,623
Non-current assets:
Investments in unconsolidated companies	57	2	1	60		—	60
Investments in affiliated companies	2,890	—	—	2,890	—	(2,890)	—
Other non-current financial assets	—	11	2	13	3	—	16
Other non-current assets	104	165	3	272	16	—	288
Property, plant and equipment:	491	1,454	558	2,503	413	—	2,916
Intangible assets excl. goodwill	4,004	56	8	4,068	1	—	4,069
Goodwill	2,879	—	—	2,879	—	—	2,879
Total non-current assets	10,425	1,688	572	12,685	433	(2,890)	10,228
Total assets	10,971	4,044	1,260	16,275	635	(4,059)	12,851
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	478	102	580	30	—	610
Intercompany accounts payable	8	854	303	1,165	4	(1,169)	—
Accrued liabilities	163	350	184	697	18	—	715
Short-term provisions	(1)	55	22	76	—	—	76
Other current liabilities	109	47	26	182	(1)	—	181
Short-term debt	—	—	14	14	7	—	21
Intercompany financing	—	3,837	366	4,203	13	(4,216)	—
Total current liabilities	279	5,621	1,017	6,917	71	(5,385)	1,603
Non-current liabilities:
Long-term debt	5,841	6	8	5,855	1	—	5,856
Long-term provisions	319	186	8	513	—	—	513
Other non-current liabilities	—	112	13	125	6	—	131
Total non-current liabilities	6,160	304	29	6,493	7	—	6,500
Minority interests	—	—	—	—	216	—	216
Shareholder’s equity	4,532	(1,881)	214	2,865	341	1,326	4,532
Total liabilities and equity	10,971	4,044	1,260	16,275	635	(4,059)	12,851

CONSOLIDATING BALANCE SHEET

As at 31 December 2006

(All amounts stated in US $ millions)

			Non-		Non-
			guarantors	Sub	guarantors
	NXP B.V.	Guarantors	(restricted)	Total	(unrestr.)	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	804	212	103	1,119	113	—	1,232
Receivables	—	487	241	728	11	—	739
Intercompany accounts receivable	51	619	239	909	26	(935)	—
Inventories	—	745	67	812	35	—	847
Assets held for sale	—	—	—	—	—	—	—
Other current assets	29	64	52	145	19	—	164
Total current assets	884	2,127	702	3,713	204	(935)	2,982
Non-current assets:
Investments in unconsolidated companies	57	1	—	58	—	—	58
Investments in affiliated companies	3,158	—	—	3,158	—	(3,158)	—
Other non-current financial assets	—	11	2	13	3	—	16
Other non-current assets	93	102	11	206	—	—	206
Property, plant and equipment:	517	1,489	569	2,575	421	—	2,996
Intangible assets excl. goodwill	3,951	60	9	4,020	1	—	4,021
Goodwill	2,665	—	—	2,665	—	—	2,665
Total non-current assets	10,441	1,663	591	12,695	425	(3,158)	9,962
Total assets	11,325	3,790	1,293	16,408	629	(4,093)	12,944
Liabilities and equity
Current liabilities:
Accounts and notes payable	—	513	91	604	38	—	642
Intercompany accounts payable	264	400	269	933	2	(935)	—
Accrued liabilities	111	333	173	617	19	—	636
Short-term provisions	—	47	24	71	—	—	71
Other current liabilities	—	33	26	59	—	—	59
Short-term debt	—	—	22	22	8	—	30
Intercompany financing	—	3,897	416	4,313	13	(4,326)	—
Total current liabilities	375	5,223	1,021	6,619	80	(5,261)	1,438
Non-current liabilities:
Long-term debt	5,792	5	9	5,806	—	—	5,806
Long-term provisions	324	150	9	483	—	—	483
Other non-current liabilities		147	24	171	—	—	171
Total non-current liabilities	6,116	302	42	6,460	—	—	6,460
Minority interests	—	—	—	—	212	—	212
Shareholder’s equity	4,834	(1,735)	230	3,329	337	1,168	4,834
Total liabilities and equity	11,325	3,790	1,293	16,408	629	(4,093)	12,944